Exhibit 99.1

Lucas GC Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Compliance

New York, September 11, 2025 /Globenewswire/ — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company whose technologies have been applied to the human resources and insurance industry verticals, today announced that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company’s ordinary shares was below $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “LGCL.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until March 4, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company does not regain compliance with the minimum bid price requirement within the Compliance Period, the Company may be eligible for additional time, assume the absence of other deficiencies.

The Company intends to monitor the closing bid price of its ordinary shares and will, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of its ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Lucas GC Limited

With 19 granted U.S. and Chinese patents and over 75 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven PaaS company with over 780,320 agents working on its platform. Lucas’ technologies have been applied to the human resources and insurance industry verticals. For more information, please visit: https://www.lucasgc.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Lucas GC Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Investor Inquiries and Media Contact:

https://www.lucasgc.com/

ir@lucasgc.com

T: 818-741-0923